SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                           18 December 2006

                   SkyePharma PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we hereby notify the market of the following:

As at 18 December 2006, SkyePharma PLC's issued share capital consists of
753,764,146 Ordinary Shares with voting rights.  No shares are held in treasury.
Therefore, the total number of voting rights in the Company is 753,764,146.

The above figure (753,764,146) may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change in their interest in, SkyePharma PLC under the
FSA's Disclosure and Transparency Rules.

For further information please contact:

SkyePharma PLC                                                  +44 207 491 1777

Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer

Buchanan Communications                                         +44 207 466 5000

Tim Anderson / Mark Court / Rebecca Skye Dietrich

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   December 18, 2006